8/22

05011411

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Software AG**

***CURRENT ADDRESS** **Uhlandstr. 12**
D-64297 Darmstadt
Germany

****FORMER NAME** ____________

****NEW ADDRESS** ____________

PROCESSED
SEP 23 2005
THOMSON
FINANCIAL

FILE NO. 82-34914 **FISCAL YEAR 2003** -12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF / BY: S. Min
DATE: 9/22/05

Annual Report 2003

82-34914

Performance 2003

AR/S
12-31-03



SOFTWARE AG
THE XML COMPANY

Key figures

€ millions	Dec 31, 2003	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999
Revenues	422.2	475.0	588.5	416.6	365.9
from:					
Licensing	104.3	113.0	199.1	132.9	113.7
Maintenance	191.2	200.9	196.0	127.9	122.5
Professional Services	124.3	159.6	190.3	154.9	128.1
Other turnover	2.4	1.5	3.1	0.9	1.6
EBITDA	26.5	82.7	100.4	114.1	70.1
as % of revenues	6	17	17	27	19
Income before taxes	0.7	50.7	70.3	112.9	66.3
as % of revenues	0	11	12	27	18
Income after taxes	– 3.4	33.5	38.7	66.6	38.4
as % of revenues	– 1	7	7	16	10
Total assets	445.4	440.8	504.0	424.6	361.2
Cash and cash equivalents	74.2	75.4	50.2	215.3	197.1
Shareholders' equity	228.4	214.5	196.2	200.9	138.7
as % of assets	51	49	39	47	38
Employees	2,703	3,013	3,326	2,846	2,639
of these in Germany	1,031	1,243	1,306	1,292	1,257

Share: Key figures

	Dec 31, 2003	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999
Share price (XETRA closing price in €)	16.30	9.01	43.00	82.66	60.50
Market capitalization (€ billions)	0.44	0.25	1.17	2.18	1.58
Total number of shares	27,266,752	27,266,752	27,261,483	26,397,228	26,090,000
	2003	**2002**	**2001**	**2000**	**1999**
Dividend per share (in €)	0.00	0.00	0.43	0.38	0.28
Earnings per share (in €)	– 0.12	1.23	1.44	2.55	1.47
Earnings per share accoding to DVFA/SG (in €)	– 0.50	– 0.29	1.33	1.51	1.34
P/E ratio at the close of the fiscal year	–	7	30	32	41
Net cash from operating activities per share (in €) at year-end	0.57	1.49	3.05	– 0.71	2.70
Year high	20.19	44.10	87.00	167.00	63.55
Year low	8.38	8.41	35.90	57.00	22.50

Frankfurt (Prime Standard/TecDAX), ISIN DE 0003304002, Ticker symbol SOW

Company profile

Profile

Software AG is an international provider of systems software and XML integration and data-management services. We offer integration solutions based on XML (eXtensible markup language), a key technology for the smooth exchange of data and documents, and a powerful means of introducing state-of-the-art applications into existing IT architectures. We are the European No. 1 and one of the world leaders in this area.

Task

The volume of data that companies need to collect, collate, process and manage is constantly growing. To meet this challenge, our solutions improve the performance of customers' mainframe systems, and our technologies and services aid integration. This creates IT landscapes that support customers' basic goals: rapid, responsive business processes, greater competitiveness, increased value added.

Challenge

In the increasingly complex, heterogeneous world of IT, we want to be our customers' first port of call for partnership anywhere in the world. Our core business is the integration and modernization of legacy platforms, applications, data and processes. Our mission is to maximize customers' return on assets.

Software AG strategic realignment:

Real-time
Solutions for the information age

We live in the age of information, networks and data exchange, where the emergence of the Internet has dramatically changed the environment in which we operate. New concepts have emerged, such as e-business or e-government, and there is growth in inter-enterprise networks. These build bridges to customers and partners, for faster processes and greater transparency. This sea change has been accompanied by a fundamental shift in IT requirements. Speed, scalability, transparency, and anywhere, anytime availability are absolute musts. The integration of processes, applications and databases has become mission-critical.

Integration is driven by the need for real-time information:

- Data volumes are increasing exponentially. Scalability is essential if companies are to handle this flood of information.
- The time available to update and analyze data is dwindling, and decision-making cycles becoming ever shorter. Companies demand real-time information, and expect IT environments to support comprehensive analysis in real time.
- Databases and applications are becoming increasingly distributed, and integration increasingly complex. Companies and public-sector organizations such as government agencies and universities need to open up more and more internal systems to customers and partners, and to place more and more processes online. And new data sources are being added all the time.
- To keep costs in check, existing IT infrastructures need to remain in place, but with real-time access for all key internal and external users. Links need to be forged between standalone systems and silos of information.

Against this background, IT infrastructures must be capable of adapting to changing requirements, of integrating legacy and new systems, and of protecting investment.

From left to right:

Gary M. Voight, Member of the Executive Board, Americas Region, Reston, USA

Dr. Peter Mossack, Member of the Executive Board, Research and Development, Darmstadt, Germany

Karl-Heinz Streibich, Chief Executive Officer of Software AG, Darmstadt, Germany

Arnd Zinnhardt, Chief Financial Officer, Member of the Executive Board, Darmstadt, Germany

Christian Barrios Marchant, Member of the Executive Board, Southern and Western Europe, Madrid, Spain

Andreas Zeitler, Member of the Executive Board, Central and Eastern Europe Region, Darmstadt, Germany

Mark Edwards, Member of the Executive Board, Northern Europe and Asia/Pacific, South Africa, Derby, UK



The Executive Board's answer to this paradigm shift was to restructure the Company's operations around two clearly defined core business segments:

- Enterprise Transaction Systems (ETS): data management and backup for mainframe environments.
- XML Business Integration.

The Enterprise Transaction Systems Business Line (core products: Adabas and Natural) serves the strong customer base established during a long track record of successfully improving capacity utilization and boosting productivity for mainframe environments. ETS helps to increase the useful lifetime of legacy systems through modernization, performance optimization, and functionality enhancements, such as Web technologies.

XML Business Integration (core products: EntireX Communicator, EntireX Mediator and Tamino) provides a platform for the seamless integration of diverse applications and systems. The intelligent use of XML technologies increases productivity and return on assets.

Added value for customers

Our new business lines' offerings are designed to protect customer investments in legacy infrastructures, applications and databases. At the same time, they give customers enterprise-wide, real-time access to all resources, improving internal communications, data transparency, and productivity. This rapidly accelerates business processes and leads to a tangible decrease in costs.

Corporate culture and expertise providing competitive differentiation

It is not enough to simply bring IT systems in line with changing requirements; corporate culture must also be flexible and adaptable. Change management, innovation and speed are more than just buzzwords: they are the essential prerequisites of fully understanding customer requirements and of responding appropriately, and they are essential for success in hotly contested global markets. Software AG has chosen a corporate culture that is built on flexible, team-oriented structures, with responsibility for all business decisions. We leverage the quality of our solutions and the expertise of our employees to the benefit of our customers – laying the foundations for sustainable, long-term partnership.

Cross-border collaboration and teamwork
The Software AG corporate culture and structure have a distinct international feel. Our teams draw on talent from many different departments and even many different countries. We identify complementary services, such as consulting, project management and integration products, and combine them to build new solutions. Our R&D work is geared to the real-life needs of the market, and our development engineers are directly involved in major customer projects.

Our new strategic orientation targets three key areas:

- Market positioning as a highly innovative technology and project partner for systems integration, modernization and optimization,
- Consolidation of our status as leading global player for enterprise transaction systems and XML business integration software,
- Increase in shareholder value by sustainably securing and expanding business volumes, and boosting cash flow and profitability.

Software AG's new, improved performance is based on a strategy that focuses on our strengths, on the outstanding expertise of our employees, on competitive products, and on our global presence. This helps customers establish IT infrastructures with access to information in real time, and enables them to seize the opportunities presented to them. Together, these factors will help us successfully exploit our full growth potential and ensure an exciting, profitable future for Software AG.



Karl-Heinz Streibich
Chief Executive Officer

Strategy + Expertise + Global Reach



By focusing on our core business and its key value drivers, we are paving the way for future success. We leverage our proven strengths to identify, create and exploit new market opportunities.

Our name is synonymous with a long and distinguished track record in the mainframe arena and with our early involvement in XML. In order to strategically increase business volumes, these areas of expertise are concentrated in two dedicated business lines:

- Enterprise Transaction Systems (ETS) and
- XML Business Integration (XML).

Our repositioning strikes the perfect balance between stability and dynamism: ETS consolidates our existing customer base and generates new business opportunities; XML helps Software AG tap into the growing demand for systems integration.

Both business lines help us meet key market requirements: with XML we seamlessly integrate diverse IT systems, increasing productivity and return on assets. ETS can extend the useful life of mainframe systems through optimization, enhancements and effective management. In this way, companies can ensure their investments remain state of the art, and that their applications deliver cutting-edge functions and high performance.

Concentration on mainframe modernization and XML integration: this is the basis for our technology leadership and competitive edge.

Strategy + Expertise + Global Reach

Our long and successful track record lays the groundwork for outstanding services. This, combined with our innovative expertise, ensures continuous success and long-term competitive advantage.

We are recognized providers of exceptionally high-quality services, based on the breadth and depth of our expertise: We have proven skills in both ETS and XML. In the future, Software AG will concentrate to an even greater extent on real-world market requirements:

- Research and development is geared to the needs of the market. Our global R&D network concentrates on our core business, and drives the excellence of our products and services.
- Competence center teams are directly involved in customer projects, guaranteeing optimal support.
- Direct sales and Professional Services employees work in joint and sometimes cross-border teams.

By focusing on customer goals and helping to achieve them, we create a win-win situation. Market-driven innovation opens up new possibilities for our customers, and for Software AG. A strong balance sheet, high cash flow and stable product revenue form the basis for future growth funded from our own resources.

Focused solution portfolio – our core competency is software products, developed by our international R&D network.

A customer-driven approach throughout the organization. Interdisciplinary, cross-border collaboration ensures optimum results. We have access to the decision-makers.



Strategy + Expertise + Global Reach

If the solution is right, it can succeed anywhere.

By addressing the world market, and by working in teams whose members transcend geographical and departmental borders, we create new opportunities. In this way, we will achieve success and growth beyond national boundaries.


TURKEY
Baku
Kuwait
Dubai
OMAN

= Performance



Throughout the world, data integration and management are increasing in importance, and are now the precondition of efficient, cost-effective business processes. The volume of information which companies must process, store and access, continues to grow relentlessly. Software AG is a global player, and one equipped to master these challenges.

- Over 80 percent of our business activities are outside Germany.
- More than 3,500 customers throughout the world rely on our technology and integration solutions.
- We are represented in all key global markets, in 59 different countries, grouped into four regions.

Our strong regional emphasis allows us to focus our strengths and resources. Our international network of companies enables us to recognize and respond to local developments, and to incorporate market-specific requirements into solutions that can be used as templates for use in other projects. Through knowledge transfer, Software AG's global presence is generating the momentum that will secure the Company's leading position in the software market of the future.

International synergies. A global presence and international teamwork create exceptional opportunities. We employ best practices that are to the benefit of our customers.

Priority No. 1: Customer benefit

In today's IT world, the key challenges are the introduction of new technologies, the integration of diverse systems, and seamless transfer of data throughout the enterprise. To be successful, user organizations require reliable integration solutions and powerful mainframe systems. In both areas, Software AG won important new customer projects during 2003.

Americas

New York City Department of Buildings

The New York City Department of Buildings (DOB) maintains important facts and figures on more than 900,000 buildings. Its tasks include awarding building permits, and coordinating and monitoring construction and urban development projects throughout New York.

Data just a click away

The DOB's Building Information System (BIS) was previously only internaly accessible. As a result, several hours' standing in line became the norm for citizens and companies with even relatively simple inquiries. Everyone agreed: Access to BIS had to be vastly improved.

"Adabas is the database management system offering the highest performance for the lowest cost." (IDC, 2003)

Low-cost, high-performance solution

BIS already operated an Adabas database, and was happy with its functionality and performance. However, if information was to be made more freely available, the DOB needed to add remote access capabilities. Software AG deployed its EntireX Communicator integration software to transform data stored in the existing mainframe application to a Web-enabled application for convenient access. BIS can now be accessed anytime, anywhere through the Internet. The solution has proved effective and cost-efficient; DOB has not had to replace Adabas, and has not had to invest in expensive new software. And it is not just DOB that has seen tangible financial benefits: construction companies no longer pay expeditor fees saving up to $6 million each year.

Customer benefit

- Protection of investment: No need for new hardware or database systems
- Rapid implementation: Existing mainframe application securely accessible via the Internet in six months

Adabas is one of the world's fastest database systems. The system offers exceptionally high availability, and can handle several thousand concurrent users.

Natural is a programming tool for all standard platforms, and can work with both conventional and/or XML documents.

Central and Eastern Europe

Bertelsmann arvato logistics services

Bertelsmann AG subsidiary arvato logistics services is the European market leader, transporting over 650 million media products each year. However, the company is not just a global distributor, it also provides valued-added services that include manufacturing and procurement, warehousing, financial services, and customer service.

Looking to the future with EntireX

Reliability, efficiency and timely delivery are mission-critical in a business where around 70 percent of orders are not placed until early afternoon. To meet this challenge, in 2003 arvato logistics services deployed the Warehouse Management System (WMS) from sister company arvato systems. Based on Adabas and Natural, WMS automates all processes from goods receipt to goods issue. And EntireX generates the interfaces between the diverse system environments.

Customer benefit

- Interfaces between heterogeneous systems, including ERP and CRM applications
- Transparency: End-to-end tracking of all movements
- Efficiency: Time and productivity gains of up to 15 percent
- Productivity: 24/7 operation

Southern and Western Europe

Vodafone

Vodafone Spain, part of global mobile giant Vodafone Group, delivers a wide range of services stretching far beyond phone calls: Customers have anywhere, anytime access to information, entertainment and customer service.

New Vodafone Services

Vodafone Spain is always looking to expand its portfolio of mobile services. Software AG's data archiving platform, utilizing IXOS products, meets this need. This platform, compatible with applications such as MS Exchange, Lotus Notes, or SAP, is based around an XML core and Tamino XML Server. Vodafone Spain can now provide customers with up-to-date billing information via the Internet. All standard formats are supported, from Excel, to PDF, to HTML, to XML.

Customer benefit

- Integration: Seamless links between internal and external applications
- Customer orientation: Enhanced customer service
- Strong presence: Improved position on the Spanish marketplace

"EntireX provides integration up to ten times faster than traditional technology." (IDC, 2003)

"Natural ensures faster, low cost applications that are easily integrated into the IT environment." (IDC, 2003)

EntireX is an integration platform for data from heterogeneous operating systems such as Windows and Unix. Using XML, data can be Web-enabled with ease and speed.

Tamino XML Server is a high-performance data management Internet platform. At its core is a database which supports the full range of functions, from generation to editing and exchange of XML documents.

Northern Europe, Asia/Pacific, South Africa

The Welland Partnership

The Welland Partnership is a joint initiative established in 2000 by a group of regional UK councils. It operates a citizen portal for five different regions, such as the rural East Midlands, serving a total of 350,000 residents.

"Any organisation involved in XML development must consider Tamino XML Server." (Gartner, 2003)

Integration project bringing local government closer to citizens

Software AG integrated the councils' mainframe systems with the Internet portal. To do this, it deployed the Integrated Electronic Service Delivery (IESD) solution, which is built upon Software AG's Tamino XML Server and EntireX Mediator products. Data does not need to be converted before it is handled by Tamino. The IESD framework comprises the key elements: content management, customer relationship management and Web services.

As citizens can now access council services and information from home, they often do not need to travel to council offices. The portal opens the way for councils to implement further e-government services.

Customer benefit

- Citizen-driven: Real-time information and online services around the clock; visits to council offices often no longer required
- Streamlined processes: More rapid processes and leaner administration
- Savings: Repetitive tasks can be automated
- Flexibility: Foundations for comprehensive e-government

Nissan Australia

Nissan is one of the world's largest car manufacturers, and has been a Software AG customer for 20 years. Nissan dealerships now have online access to company data and can place orders or request supplier information via the Web. Key benefits include optimized customer service and more effective day-to-day operations. The Adabas/Natural environment can be easily and rapidly enhanced with new applications. What is more, support is retained internally, generating further savings. Nissan Australia is in the process of implementing EntireX in order to Web-enable existing applications and increase automation.

Enterprise Transaction Systems (ETS)


ETS Modernization Packages
Natural Productivity
Optimize
Legacy Integration
Extend
Web Enablement
Extend
Application Management Services
Manage
ETS Products
ADABAS
NATURAL
ETS Advantage Services
Technical Account Manager
DBA Services
Performance & Tuning
Mentoring
Installation Services
Migration Services

XML Business Integration


XML Process Integration Solutions
E-Government Self Service
Single Customer View
Supply Chain Integration
XML Integration Packages
Information Integration (EII)
Enterprise Service Bus (ESB)
Legacy Integration
Business Process Management
XML Integration Products
Communicator
XML Mediator
tamino
XML Server
XML Integration Services
Business Process Consulting
24x7 Support
Information Strategy
Education and Training
Project Implementation
Infrastructure Assessments

Enterprise Transaction Systems (ETS)
Data management and backup

Enterprise Transaction Systems can extend the useful life of mainframe systems through optimization, enhancement, and effective management. In this way, companies can ensure their investments remain state of the art, and that their applications deliver cutting-edge functions and high performance.

XML Business Integration
Data transfer and systems integration

XML is the ideal way to integrate structured and unstructured data, creating a process-oriented application. This maximizes productivity and return on assets.

Major gains for Software AG shares

Software AG shares have been included in the Prime Standard segment of the German stock market since Deutsche Börse restructured its segments at the beginning of 2003. The shares are listed on the TecDAX index of 30 leading German non-DAX tech stocks. In 2003, Software AG shares outperformed both the DAX and its American equivalent, the NASDAQ, making an impressive 81 percent gain.

Return of the bull market

After a three-year bear market, stock markets closed the year on a positive note, benefiting from the first signs of economic recovery and efforts to rebuild investor confidence. In Europe, the Stoxx 50 gained 15 percent over 2003; in the US, the Dow Jones climbed 25 percent, and the NASDAQ-100 rose 49 percent.

Strong performer

Share price up 81 percent

Software AG stock developed positively in 2003. Especially in the second half of the year, it broke away from the pack, closing the year up 81 percent at €16.30. Over the same period, the benchmark TecDAX index only managed a 51 percent gain.

Key stock figures 2003

2003 high*	20.19
2003 low*	8.38
2003 closing price*	16.30
Total number of shares (Dec 31)	27,266,752
Market capitalization (Dec 31)	€444 million
Free Float	68.4%
Average daily trading volume (Xetra)	82,100

* XETRA closing price in Euros

Increasingly at home with value-driven investors

The strong performance of Software AG shares not only reflects a general improvement in investor confidence, especially for tech stocks, but also the increasing appeal of the Company for value-driven investors. The combination of a strong, reliable revenue stream from mainframe products, as well as sustainable, strong cash flow, and the Company's unique position in the ETS and XML integration markets, attracted intense interest from the capital market. This was reinforced by the Company meeting or exceeding both its own financial forecasts and the expectations of the market in all four fiscal quarters.

Rightsizing had a rapid impact, helping to significantly improve Software AG's cost base. Toward the end of the year, further momentum was gained from the Company's strategic realignment. The focus on two new business lines, Enterprise Transaction Systems (ETS) and XML Business Integration, allows the Company to concentrate on and fully exploit its core strengths. The overwhelmingly positive response to the new strategy is shared by analysts, as can be seen improving "Buy" recommendations.

Constructive, candid dialog with investors

The Company is fully committed to open, constructive, continuous communications with analysts and investors. In practice, this means, for example, interim results being compiled within four weeks of the close of each quarter. Unaudited full-year figures for 2003 were released as early as mid-February 2004. Press and analyst conferences can be followed worldwide via online Webcasts. And all important investor relations information, including press releases and analyst documents, is available via the Software AG Website, or on request via email.

Conversion to bearer shares

The resolution of the Annual Shareholders' Meeting of April 29, 2003, to convert Software AG stock from registered shares to bearer shares, took effect on June 30, 2003. This move reduced costs, in particular because a share register is no longer required, and proved in no way detrimental to communications with shareholders.

Comparison of share development with leading indices


220
200
180
160
140
120
100
80
Dec 30, 2002
March 1, 2003
May 5, 2003
July 1, 2003
Sep 1, 2003
Nov 1, 2003
Dec 30, 2003
Software AG
TecDAX
Nasdaq 100

Corporate Governance Report

The principals described in the German Corporate Governance Code are designed to generate trust in the German capital markets. As Software AG has a large number of international-based investors, the Company endeavors to comply not only with the legally binding provisions of the Code, but wherever possible with its recommendations as well.

For more information on Corporate Governance at Software AG, please see the report of the Supervisory Board in the annual reports, or visit the investor relations section of the Website at www.softwareag.com.

Software AG complied with the first version of the German Corporate Governance Code, which came into force in November 2002, with very few exceptions. During fiscal 2003, the Company worked to implement additional recommendations. The original Declaration of Compliance from December 2002 was revised in respect to Section 5.4.1, Subsection 2, as well as Section 5.4.5, Subsection 3. Accordingly, the Articles of Incorporation of the Company were amended to set an age limit of 70 years for members of the Supervisory Board. Rules governing compensation of Supervisory Board members were also altered to take account of committee membership and chairmanship.

Declaration of Compliance with amended version of Code

The second version of the German Corporate Governance Code came into force on May 21, 2003. The Company revised its Declaration of Compliance in accordance with Section 161 of the German Stock Corporation Act (AktG) in December 2003. In this document, the Executive Board and Supervisory Board of Software AG declare that the Company complied fully with the provisions of the Code in 2003, and that it will continue to do so in future, with the following exceptions:

- The Company's liability insurance policy for directors and organizers (D&O) includes a deductible of €5,100 for all persons included in the insurance coverage. The Company considers this an appropriate amount. As the Code does not state an appropriate level, the amount is expressly given in the Declaration of Compliance (Section 3.8, Subsection 3 of the Code).
- Details of compensation packages for individual Executive Board members are not stated. Both the Executive Board and Supervisory Board consider such statements to be an intrusion upon members' privacy, and as such they should not be made public. The Company is of the opinion that the publication of a single figure for total Executive Board compensation provides sufficient transparency into remuneration levels to allow a balanced assessment of Executive Board payment (Section 4.2.4 of the Code).
- For the same reasons, individual figures are not given for Supervisory Board members' remuneration packages (Section 5.4.5 of the Code).
- Both the consolidated financial statements and interim reports continue to be compiled according to the German Commercial Code (HGB). The Company intends to adopt International Financial Reporting Standards (IFRS) for its financial statements from fiscal 2004 (Section 7.1.1, Subsection 3 of the Code).

Rightsizing lays the basis for measurable success
Revenue and results beat expectations

Software AG's annual revenue reached €422.2 million in 2003. The operating results rose 31.3 percent to €41.5 million. A combination of positive cash flow and profitability strengthened the company's financial independence and laid the basis for further growth in 2004.

Global economy on the road to recovery

After several sluggish years, the global economy began to gain momentum toward the end of 2003. The first signs of recovery early in the year were followed by a significant upturn in the summer. Especially in industrialized countries, the climate visibly improved. Ahead of the pack were the USA and UK; and in East-Asian emerging markets, where confidence had taken a battering in spring in the wake of the SARS epidemic, real GDP began to pick up again. In the second half of the year, it was the eurozone's turn – gathering strength as the year came to a close. The transition economies of Central and Eastern Europe were no exception – here output also began to climb.

Strong signs of economic recovery

Germany's economic troubles, by contrast, stretched into the summer and by year-end, GDP was 0.1 percent below the figure posted for 2002. Falling exports due to the slump of the US dollar were largely to blame. Over the course of 2003, the euro gained 20 percent over the US dollar, seriously denting the competitiveness of eurozone countries.

But another difficult year for IT

The fortunes of the IT market were also closely linked to the overall economic performance in 2003. Companies responded to uncertain growth prospects by maintaining a tight rein on IT budgets. So yet again, the software market faced a raft of postponed and downscaled projects. By the end of the year, demand began to pick up across the world, but to varying degrees. In the US, for example, corporate investment in new software, particularly in the fourth quarter, was one of the most important drivers of the economy. And in the eurozone, indications of an upturn in IT demand began to grow from the summer onward. Reliable signs of recovery, however, did not appear until the end of the year.

IT demand stabilizes in second half of year

The watchwords: investment protection and integration

Quick results remained at the heart of IT spending decisions – as measured by rapid, quantifiable return on investment (ROI) and return on assets (ROA). As a result, demand remained strong for integration solutions: protecting investment by building bridges between old and new systems is a high priority.

Trading volume

Fourth-quarter revenue beats expectations

Against this economic backdrop, Software AG generated total revenue of €422.2 million in 2003 (€475.0 million in 2002). Largely thanks to a strong fourth quarter, this figure significantly exceeded the €415 million target. Year-on-year, total revenue fell 11 percent. As the Company generates around 50 percent of all sales outside the eurozone (41 percent in US dollars, 7 percent in sterling and 3 percent in Canadian dollars), currency translation effects have a significant impact: adjusted for currency effects caused by the buoyant euro, the decline falls to 4 percent.

Product revenue still No. 1

Maintenance and licensing made the largest contribution to revenue, with €295.5 million (€313.9 million in 2002). This nominal decline is solely a result of the strong euro; adjusted for currency effects, this segment's sales rose 3 percent. Once again, maintenance proved a reliable, solid source of revenue, climbing 5 percent before currency effects. Maintenance for our established mainframe products was only slightly impacted by the weak economy, and continued to provide a stable revenue stream even in difficult times.

License sales close the year on a high

Before currency effects, licensing revenue almost exactly matched 2002 levels. This can be largely traced back to the positive developments of the second half-year. Year-for-year (adjusted for currency effects), fourth-quarter figures for this segment rose 20 percent. The Enterprise Transaction Systems business line (Adabas and Natural) generated the lion's share of license sales, at around 66 percent. XML server and integration software (Tamino and EntireX) accounted for a further 21 percent, with 13 percent attributable to other products.

Segment revenue development

€ millions	2003	2002	Change in % (before currency effects)
Products	295.5	313.9	3
of which maintenance	191.2	200.9	5
of which licensing	104.3	113.0	0
Professional Services	124.3	159.6	- 19
Other	2.4	1.5	+ 70
Total	422.2	475.0	- 4

Professional Services under pressure

Revenues from Professional Services fell €35.3 million to €124.3 million. On several occasions, caution led customers to postpone projects or downscale their plans. Furthermore, pressure on margins increased due to excess capacity and offshore competition. This prompted the Company to withdraw from less profitable segments.

Total revenue by segment


Maintenance 45%
Licensing 25%
Professional Services 29%
Other 1%

Americas still account for largest slice of revenue

From a geographical standpoint, it was once again the Americas which made the largest contribution to Software AG sales, with a €136.9 million (€167.2 million in 2002), one-third share of total Group revenue. Adjusted for currency effects, the 18.1 percent decrease over 2002 shrinks to just 2.5 percent.

In the Northern Europe, Asia/Pacific and South Africa (NEAPSA) region, revenue slipped €1.6 million to €73.1 million. However, excluding exchange-rate differences, NEAPSA revenue actually grew by 4.8 percent. Growth was particularly pronounced in the licensing segment, where sales increased to €26.4 million (€23.0 million in 2002).

In Southern and Western Europe licensing picked up, with sales rising €2.2 million to €20.9 million, an increase of 11.8 percent. Maintenance revenue was stable; Professional Services suffered from weak demand in certain segments. Total revenue for the region reached €117.5 million (€122.2 in 2002).

Weak demand for IT goods and services in Germany, largely a feature of the first six months of 2003, heavily influenced figures for Central and Eastern Europe. Growth in certain segments was not enough to offset the weaknesses of the German market so the region reported full-year revenue of €97.5 million (€113.7 in 2002).

Revenue boosted by AMS

While sales remained practically unchanged for maintenance, they fell slightly for licensing and significantly for Professional Services. The fourth-quarter improvement in the fortunes of Software AG in Germany impacted markedly on the region's revenues. Services received a further welcome boost from our new Application Management Systems (AMS) offering: Software AG can now provide hosting services for Adabas and Natural-based applications.

Profitability

Major improvement in profitability

Financially, 2003 was a highly successful year for Software AG on many fronts: we achieved a sustainable improvement in operating profitability, further strengthened our financial independence, and generated positive cash flow, enabling us to fund any future growth from our own resources. Operating pretax profit rose to €41.5 million (€31.6 million in 2002) – this strong increase (31.3 percent) significantly exceeded our own expectations at the beginning of the year.

Restructuring bears fruit

Exchange rates had a minimal effect on earnings, as a significant proportion of expenses are incurred outside the eurozone. In fact, the favorable development of earnings was mainly a result of aggressive cost management. The restructuring program launched at the beginning of the year bore fruit earlier than expected, yielding savings of €56.1 million in 2003. The one-off costs of restructuring totaled €40.8 million, for which provisions of €23.8 million were formed in the first quarter and €17.0 million in the fourth quarter.

Expenses drop 7 percent

The main aims of the restructuring program were to bring capacity in line with demand at Group headquarters in Darmstadt and in Central and Eastern Europe, as well as to withdraw from unprofitable service segments. Cost savings were

Revenue by region before consolidation

€ millions	Americas	Southern and Western Europe	Central and Eastern Europe	Northern Europe, Asia/Pacific, South Africa
Maintenance	84.1	28.2	41.4	37.6
Licensing	34.8	20.9	22.0	26.4
Professional Services	16.7	67.5	33.9	7.1
Other	1.3	0.9	0.2	2.0
Total	**136.9**	**117.5**	**97.5**	**73.1**

Total revenue by region


Americas 32%
Southern and Western Europe 28%
Central and Eastern Europe 23%
NEAPSA 17%

Revenue by region before consolidation

€ millions	*2003*	*2002*
Americas	136.9	167.2
Southern and Western Europe	117.5	122.2
Central and Eastern Europe	97.5	113.7
Northern Europe, Asia/ Pacific, South Africa	73.1	74.7

largely achieved by reducing the workforce and by trimming other expenses. The majority of cost-cutting measures had been fully implemented by mid-year.

Expenses fell €32.9 million to €447.7 million in 2003. The decrease, which stemmed predominantly from restructuring, was mainly to be seen in personnel expenses and other expenses.

As a result of the restructuring charges, income before taxes was only €0.7 million, with net income after taxes of €-3.3 million. The €33.5 million posted in 2002 for net income was, however, boosted by tax-free divestments of companies amounting to €36.7 million. Net cash from operating activities totaled €15.5 million. Excluding exceptional charges, this figure rises to €54.5 million, or 13 percent of total revenue.

Cash flow reaches 13 percent of total revenue

Profitability remains high in Americas

In the Americas, earnings before interest, tax and amortization (EBITA) came very close to 2002 levels and, when adjusted for currency effects, actually exceeded them by approximately 20.5 percent. In contrast, weak demand in Southern and Western Europe led to a 39.6 percent decrease in EBITA.

Restructuring impacts European earnings

In Central and Eastern Europe, EBITA fell by €11.2 million. This was attributable to the fact that 2003 restructuring charges were €6.0 million higher than in 2002, as well as to falling business volumes and increased pressure on margins. Before restructuring charges, EBITA was €5.2 million down on 2002.

Earnings grew faster in Northern Europe, Asia/Pacific and South Africa than for the Group as a whole. In this region, stable revenue was accompanied by a 12.5 percent increase in EBITA.

Due to the high restructuring charges, which were largely carried by the parent company and all German domiciled companies, Software AG posted a net loss of €37.2 million.

Solid financial foundations

Software AG's strong financial foundations were once again underpinned in 2003 by reliable product revenue, allied with high cash flow and a solid balance sheet. Total assets increased from €440.8 million at the end of 2002 to €445.4 million as of December 31, 2003. And in spite of major cash outlay for restructuring and a significant reduction in factoring, cash and cash equivalents, at €74.2 million, came close to matching 2002 levels (€75.4 million).

More details on the balance sheet on page 32

The value of fixed assets declined from €221.1 million to €199.9 million. This was largely due to the scheduled amortization of goodwill, which, as things currently stand, will not be required in 2004, as a result of the change from German (HGB) to International Financial Reporting Standards (IFRS). Trade receivables remained stable. Deferred income fell primarily as a result of currency translation effects and the reduction in factoring.

51 percent equity-to-total assets ratio

Shareholders' equity increases again

Software AG equity rose by €14.0 million in 2003, to €228.4 million, lifting the equity-to-total assets ratio to 51.3 percent (48.7 percent in 2002), the highest level since the IPO in 1999. There were no bank liabilities.


EBITA before restructuring charges by region
€ millions
Americas
28.7
28.6
Southern and Western Europe
16.0
12.2
Central and Eastern Europe
8.3
3.1
Northern Europe, Asia/Pacific, South Africa
16.8
18.9
2002
2003

Strategic changes

Concentrating on core competencies

Following Software AG's new strategic orientation announced in December 2003, the company is now focusing on two business lines: Enterprise Transaction Systems (ETS) and XML Business Integration (XML). This is helping us to maximize potential by concentrating on our core competencies, and to effectively bring our service in line with today's market requirements. All our activities are now aligned with these two business lines.

Synergies through Software AG India

As part of efforts to streamline costs, we established Software AG (India) Pvt. Ltd. The subsidiary is to play a key R&D role, focusing on integration testing for open system platforms and the development of Tamino Tools and XML integration applications. Preparations have been made for Software AG India to assume responsibility for operation and maintenance within ETS application management outsourcing projects – currently managed at regional level. Software AG has a 51 percent stake in the startup company; the remainder is held by iGate Global Solutions, a subsidiary of US IT services specialist iGate Corporation.

The joint development and service center will create synergies, as well as open doors to new markets. At the same time, the joint venture offers a gateway to the highly professional, yet low-cost Indian software development market. Software AG India is headquartered in Pune, near Mumbai. The company was fully consolidated for the first time in August 2003. At the balance-sheet date, Software AG (India) Pvt. Ltd. employed a workforce of 35.

Company structure

New regions take shape

Software AG is always looking to leverage the considerable potential of its strong customer relationships in around 75 countries. With this in mind, the Group was reorganized in the first half of fiscal 2003 into four powerful regions: Americas (North and South America), Southern and Western Europe, Northern Europe (including Asia/Pacific and South Africa), as well as Central and Eastern Europe (including the Mid-East). These four regions cover the 59 countries in which Software AG subsidiaries or representatives operate, and provide hubs from which we can manage relationships with customers, taking account of their regional and cultural requirements.

At the heart of every region is one strong national organization. This model ensures strong ties are maintained between Software AG companies around the world, providing the ideal framework for enhanced knowledge transfer. The regions have a large degree of autonomy in terms of portfolio and resource allocation. And for sales and marketing, activities are very much geared to individual markets and customers, ensuring effective localization.

Regional representation on Executive Board

Each region is now represented on the Software AG Executive Board, with four of the seven seats now filled by Regional Managers. This reflects the truly international nature of Software AG, as well as underlining the importance we place on the close correlation between day-to-day operations and strategic management of the Company.

More Executive Board information on page 3 and in the notes to the consolidated financial statements on page 55

As Executive Board members, Regional Managers have the opportunity to bring in-depth understanding of their markets to the very top level of the Company. In turn, this helps us further intensify our customer focus, allows us to respond rapidly and effectively to changing market and customer requirements, and encourages cross-border knowledge transfer.

Sales and marketing

Sales and marketing: putting the customer first

Software AG is renowned for its stable customer base: more than 3,500 companies worldwide use our products. Long-standing relationships, built up over the years, are testament to both the quality of our products and the standard of the services that support them. At the same time, major players from industries including financial services, telecommunications, logistics and the public sector did business with Software AG for the first time in 2003. And important new projects were commissioned by existing customers, including the State of Alaska, Nissan, Vodafone, Deutsche Bahn and Sony Music Entertainment.

Teamwork


Research &
development
(Core products)
Enterprise Transaction
Systems (ETS)
XML Business
Integration
Local PML
Product
Management
Line
Sales
Countries
Professional
Services
Local PML
Product
Management
Line
Customer

Customer orientation is the key

Our strategy aims to systematically increase the customer focus of everything we do, as well as to push forward with the internationalization of business activities. With this in mind, it was important to give each Regional Manager a seat on the Executive Board. In 2003 we launched the Customer First initiative, which aims to maintain a stable customer base by strengthening relationships and consolidating industry expertise throughout the organization. The emphasis is now very much on customer-oriented integration solutions based on our core products. At the same time, we are stepping up cross-border collaboration in direct sales and Professional Services.

Software AG receives SCP recognition

For the sixth year in a row, the high standard of advice and assistance provided to customers by Software AG has been rewarded with the prestigious Support Center Practices (SCP) certificate. SCP is a global program aimed at recognizing world-class IT services. Each year, more than 200 organizations compete for the SCP certificate. The program is run by the Service & Support Professionals Association (SSPA) and a consortium of leading technology providers.

Employees

Fewer employees in Germany

As of the balance-sheet date, Software AG employed a workforce of 2,703 (3,013 on December 31, 2002), around 61.9 percent of whom work outside Germany. The decline in headcount by 310 over 2002 is one of the results of the restructuring program. Most reductions were made in Germany: the number of personnel at our Darmstadt headquarters fell 16 percent, with a 20 percent reduction at SAG Systemhaus.

Corporate culture at Software AG has a strong international feel to it, with intensive and wide-ranging collaboration ensuring knowledge transfer between countries, regions and headquarters. In practice, this includes events such as a global meeting of presales employees, and close cooperation in virtual teams within the development community.

Executive Board and Supervisory Board

Changes at the top

On February 28, 2003, the Supervisory Board appointed Dr. Peter Mossack, longstanding employee and Head of Research and Development, to the Executive Board, initially as a deputy member and from July 1, 2003 as a full member.

Employee structure by region


Americas 26 %
Southern and Western Europe 42 %
Central and Eastern Europe 23 %
NEAPSA 9 %

Karl-Heinz Streibich succeeded Karl Heinz Achinger as CEO on October 1, 2003. Mr. Achinger's position on the Supervisory Board was temporarily suspended while he was interim CEO. He returned to the Supervisory Board on October 1, 2003, and was appointed Deputy Chairman on October 17, 2003. Justus Mische was voted onto the Supervisory Board at the Annual Shareholders' Meeting of April 29.

Employee structure by region

	Dec 31, 2003	Dec 31, 2002
Americas	498	536
Southern and Western Europe	827	871
Central and Eastern Europe	408	490
Northern Europe, Asia/Pacific, South Africa	176	209
Central functions, R&D	794	907
Total Group	**2,703**	**3,013**

Dr. Mossack retains his R&D responsibilities. Following restructuring, three Regional Managers were also invited to join the Board: Christian Barrios Marchant (Software AG Spain, Southern and Western Europe), Mark Edwards (Software AG UK, Northern Europe, Asia/Pacific and South Africa) and Gary Voight (Software AG Inc., Americas). They took up their new roles on April 9, 2003.

Central and Eastern Europe is now led by Andreas Zeitler, who is also Managing Director of SAG Systemhaus GmbH. Mr. Zeitler took over the reins in this region from Dr. Detlef Purschke, who left the Executive Board on April 11.

Technology sustainability

Sustainable progress in IT

Software AG is committed to reliability and responsibility in the development and deployment of information technology. As such, we work closely with many research institutions, contributing actively, for example, to database standards and XML.

As well as participating in committees and consortia dedicated to vertical industry standards – including XBRL, HL7, Java Community Development Process and UDDI – we also play an active role in working parties set up by the World Wide Web Consortium (W3C). Alongside other partners of the W3C, which is jointly led by the MIT Laboratory for Computer Sciences, USA, National Institute for

Research in Computer Science and Control (INRIA), France, and Keio University, Japan, Software AG is making a valuable contribution to universal protocols that will help enhance the Internet and ensure interoperability.

Research and development

R&D gets to the heart of the matter

Close collaboration between Sales and R&D

At the heart of our R&D activities are projects with a strong focus on the changing needs of the customer and the marketplace. Sales staff are closely involved in development work. In 2003, we were able to again enhance our products in terms of stability and performance and add new functionality to our core solutions. Compatibility between systems was improved further and synergies between product lines maximized.

In future, R&D is set to concentrate to an even greater extent on user requirements with, for example, the direct involvement of Competence Center teams in major customer projects.

Less investment needed for XML product line

Spending on R&D totaled €58.3 million in 2003, down 9.3 percent on the previous year. However, this does not indicate a move away from our strong emphasis on innovation. As the XML product line is now at an advanced stage, the same level of expenditure is no longer required. Development costs for the Enterprise Transaction Systems line climbed slightly, consistent with our efforts to constantly improve these products. For example, over the past three years, around 80 percent of Adabas code has been revised to bring it in line with the latest technological advances.

Risk report

Regional distribution of revenue

A broad global presence means that Software AG is better protected than most against regional market cycles: subsidiaries or representatives in 59 countries serve customers in 74 countries. In fiscal 2003, 84.2 percent of Software AG revenue was generated outside Germany.

The weak dollar

Approximately 41 percent of all Software AG sales are invoiced in US dollars. As a result of the Greenback weakening against the euro in 2003, revenue was down by around 6 percent. However, the impact on earnings remained limited, as these same currency translation effects also led to a reduction in expenses. In addition, the Company uses hedging instruments to protect against the risks posed by worldwide currency fluctuations.

Financial market risks

As an international company, Software AG is exposed to exchange-rate risk, interest-rate risk, and credit risk. Using futures and options, we hedge against the exchange-rate risk inherent in foreign currency receipts. In accordance with our internal guidelines for limiting credit exposure, we only invest in securities with an investment grade rating. As the Software AG customer base is very diverse, both in terms of industry and geographical location, there is little chance of over exposure to any particular credit risk.

Accounting risks

Fixed assets include 77.4 percent goodwill, totaling €154.6 million, predominantly from the acquisition of US-based company SAGA Systems Inc. in 2001. In accordance with German law, this amount is amortized over ten years (an annual write-down of €22.0 million). We currently see no grounds for an unscheduled value adjustment. The introduction of IFRS accounting is expected to remove the need to amortize goodwill.

Research and development

Software AG reported the €58.3 million spent on research and development in 2003 under operating expenses, pursuant with German law.

The risk of misallocating development resources is particularly high in the IT industry.

With the introduction of our two business lines Enterprise Transaction Systems and XML Business Integration, business cases are used to gear development resources directly to customer requirements.

Stable client base

A core of several thousand established customers account for around 80 percent of Software AG revenues. These are predominantly users of Adabas or Natural systems for mainframe environments. Maintenance revenues remain steady for this customer group, indicating stable use of these systems. However, in the long term, we expect the number of Enterprise Transaction Systems (ETS) users to decline. This decline is likely to be gradual, and we are confident it can be offset by new customers, as well as by growth in XML Business Integration. The Company is not overly dependent on any individual customer.

Project margins under pressure

The weak economy has led to an excess of software consulting capacity. As in 2002, this put pressure on margins, only partially offset by reduced overall employee numbers at the Company. IT market fundamentals are not expected to improve significantly in 2004. This will probably prompt software consultants to charge below fully absorbed costs for their services, in order to at least generate a contribution margin. The selective outsourcing of software projects to India will help us to manage these difficulties.

Litigation

Court rulings in the US and the EU have strengthened patent protection for software. This presents risks and opportunities in equal measure. Ongoing internal patent monitoring processes ensure that risks are identified and effective and timely action taken.

Enterprise Transaction Systems

There have long been efforts among IT players to move over from server-based to per-seat billing for mainframe software. There is, however, an inherent risk that maintenance revenue will decline as a result of any such switch in pricing model.

Increasingly, companies are opting to modernize their heterogeneous landscapes through integration, instead of replacing them. Some are also implementing standard platforms, programming languages and databases. We want to influence customers' decision-making in favor of Adabas and Natural as a standard platform. To meet this challenge head on, Software AG established the Enterprise Transaction Systems business line. Customers can optimize, expand and efficiently manage software developed using Adabas and Natural to achieve sustainable, high ROA, and to extend the useful lifetimes of these applications.

XML Business Integration – opportunities and risks

Growing global market for integration solutions

The global market for IT integration services was worth $3.104 billion in 2002, and grew a further 6 percent in 2003. The combined volume for the submarkets business process management, enterprise service bus and enterprise information integration totaled $735 million in 2002, with growth of 15 percent in 2003. This rise was attributable to the following factors: the need for integration as a key element of enterprise-wide deployment of packaged applications, a strong focus on the management of business processes and new legislation such as the Sarbanes-Oxley Act.

Software AG technologies are geared to these growth segments. Our XML integration strategy is to concentrate on selling to our existing customers, while generating competitive differentiation through the implementation of business-integration solutions in these growth segments. Exploiting potential in these segments will prove business-critical. To succeed, we need to sell more integration solutions. In 2003 we made a good start and in 2004, we will achieve greater sales by further expanding our activities in this area.

Outlook

Positive outlook

Prospects are good for the global economy in 2004. Further recovery is expected, with expansion of between 4.5 and 5 percent expected in the US, Software AG's most important market. The IT industry is also expected to continue climbing out of the trough – investment bank Goldman Sachs forecasts that global IT spending will increase by 3 percent.

Investment protection and integration will remain at the heart of IT decision-making. And this means that integration solutions, currently our key target market, will grow further: average annual expansion of 6.1 percent is expected between now and 2007. Over the same period, the dynamic market for business process management is set to grow each year by an average 37 percent. Against this background, Software AG's proven XML expertise opens the door to excellent prospects. In addition, there is further potential from the modernization of legacy mainframe systems, in a market that is highly stable and has high barriers to entry.

Worldwide application integration and middleware (new software license: Gartner 2003) US$ billions


2002
2003
2004
2005
2006
2007
0
2
4
6
8
CAGR 8.7 %
North America
West Europe
Asia/Pacific
Rest of the World

Stabilized revenue to support growth

We are confidently optimistic regarding business development in 2004, which will benefit not only from improved economic fundamentals, but also from the ongoing, and growing, impact of our strategic reorientation. We believe the new focus on two Business Lines will form the basis for sustainable growth. Revenue is expected to stabilize in 2004, with rising license sales in core segments offsetting the loss of revenue through the withdrawal from unprofitable segments.

Profits set to grow again

We are looking forward to a significant increase in earnings over 2004, due to cost savings generated by the restructuring program. We expect a further 20 percent increase in operating income and an improvement in the operating margin. Strong cash-flow figures and low costs will improve our bottom line, and earnings per share are forecast between €1.50 and €1.65 before goodwill amortization.

Events subsequent to the balance-sheet date

R&D tailored to new focus

Talks with customers, partners and analysts, as well as general industry sentiment and coverage in the business press in the first quarter of 2004, have convinced us that our new strategy is the right way forward. Customers have welcomed the move to concentrate on two business lines as providing sustainable value added. And analysts see the focus on core competencies and on the growth segments of mainframe modernization and XML business integration as a step that will boost investor confidence. Since the strategic reorganization in December 2003, R&D activities at Software AG have concentrated on consolidating our core competencies. By pooling international R&D resources, we are in the ideal position to create synergies. Our core products are now optimized at our key R&D centers in the US, the UK, Germany and Latvia.

International R&D network

Consolidated Financial Statements of Software AG for the fiscal year ended December 31, 2003

Consolidated Balance Sheet

Assets

€ thousands		Notes		Dec 31, 2003	Dec 31, 2002
A.	Fixed assets	(1)			
	Intangible assets				
	Concessions, industrial and similar rights and assets, licenses in such rights		1,491		1,551
	Goodwill		154,633		176,591
				156,124	178,142
	Tangible assets	(2)			
	Land, land rights and buildings including buildings on third-party land		25,098		26,033
	Other equipment, operational and office equipment		11,732		10,967
	Assets under construction		4		0
				36,834	37,000
	Financial assets	(3)			
	Shares in affiliated companies		25		25
	Participations		724		484
	Long-term investments		6,001		5,284
	Other loans		199		144
				6,949	5,937
				199,907	221,079
B.	Current assets				
	Inventories	(4)			
	Raw materials and supplies		78		111
	Work in progress		1,451		3,873
	Finished goods and merchandise		280		281
	Prepaid inventories		0		363
				1,809	4,628
	Receivable and other assets	(5)			
	Trade receivables		122,315		122,160
	Other assets		6,390		10,395
				128,705	132,555
	Securities				
	Other securities			21,076	0
	Cash in hand, postal giro balances, bank balances			53,083	75,423
				204,673	212,606
C.	Deferred taxes	(6)		33,848	188
D.	Prepaid expenses	(7)		6,970	6,947
				445,398	440,820

Equity and liabilities

€ thousands	Notes		Dec 31, 2003	Dec 31, 2002
A. Equity	(8)			
Subscribed capital		81,800		81,800
Contingent capital €19,872 thousand				
Capital reserve		132		132
Retained profit brought forward		149,695		99,013
Consolidated loss (gain) for the period		- 3,322		33,523
Minority interest		126		0
			228,431	**214,468**
B. Special tax-allowable reserves			**0**	**6**
C. Provisions				
Provisions for pensions	(9)	7,464		8,781
Provisions for taxes	(10)	11,950		26,305
Provisions for deferred taxes		13		2,012
Other provisions	(11)	98,167		71,645
			117,594	**108,743**
D. Liabilities				
Payments received on account of orders	(12)	3,030		2,791
Trade payables	(13)	20,349		11,154
Liabilities on bills accepted and drawn		2,537		3,395
Payables to affiliated enterprises		49		47
Other liabilities	(14)	15,698		18,488
			41,663	**35,875**
E. Deferred income	(15)		**57,710**	**81,728**
			445,398	**440,820**

Consolidated Income Statement of Software AG for the fiscal year 2003
(January 1 to December 31, 2003)

€ thousands	Notes		Dec 31, 2003	Dec 31, 2002
Revenue	(16)	422,214		474,960
Decrease (increase) in finished goods, inventories and work in progress		- 2,335		549
Other operating income	(17)	24,982		55,789
Cost of materials	(18)			
a) Cost of raw materials and supplies, and of purchased merchandise		- 1,215		- 873
b) Cost of purchased services		- 34,491		- 40,561
			- 35,706	**- 41,434**
Personnel expenses	(19)			
a) Wages and salaries		- 186,460		- 215,936
b) Social security and other pension costs		- 36,031		- 42,038
			- 222,491	**- 257,974**
Depreciation and amortization on intangible assets and property, plant and equipment (of which goodwill €21,958 thousand; €21,840 thousand in 2002)	(20)	- 29,335		- 31,986
Other operating expenses	(21)	- 160,125		- 149,189
Amortization of financial assets		0		- 3,250
Other interest and similar income	(22)	3,992		3,712
Interest and similar expenses	(22)	- 526		- 517
Results from ordinary activities			**670**	**50,660**
Income tax	(23)	- 15,326		- 13,040
Deferred tax	(24)	13,031		- 1,855
Other taxes		- 1,730		- 2,254
			- 4,025	**- 17,149**
Loss (Income) after taxes			**- 3,355**	**33,511**
Minority interest			33	12
Consolidated net loss (income)			**- 3,322**	**33,523**

Development of shareholders' equity

€ thousands	Jan 1, 2003	Dec 31, 2003
Subscribed capital	81,800	**81,800**
Capital reserves	132	**132**
Equity earned by the Group	132,959	
Consolidated net loss	- 3,322	
		129,637
Accumulated other consolidated net income, insofar as this applies to the parent company	- 423	
Change in adjustment item for currency translation differences	- 5,445	
Capitalization of deferred tax assets and liabilities resulting from the first-time application of German Accounting Standard 10 (DRS 10)	22,604	
		16,736
Minority interest	0	
Change during fiscal 2003	126	
		126
Shareholders' equity		**228,431**

Statement of cash flows

Jan 1 – Dec 31, 2003

€ thousands	2003	2002
Consolidated net loss/income	– 3,322	33,523
Depreciation/amortization/asset write-ups	29,335	35,236
Net change in long-term provisions	8,847	– 6,196
Gain/loss from the disposal of fixed assets	399	– 36,194
Net change in inventories, receivables and other current assets	– 4,411	61,535
Net change in payables and other liabilities	– 15,364	– 47,180
Net cash from operating activities	**15,484**	**40,724**
Cash received from the sale of tangible assets	1,306	1,719
Investments in tangible assets	– 7,849	– 6,409
Cash received from the sale of intangible assets	10	58
Investments in intangible assets	– 1,018	– 1,304
Cash received from the sale of financial assets	280	39,902
Investments in financial assets	– 1,292	– 4,030
Investments in associated companies	0	– 2,050
Net cash used in/provided by investing activities	**– 8,563**	**27,886**
Contribution from capital increase	159	148
Dividends paid	0	– 11,722
Cash proceeds from short-term borrowings	0	2,050
Repayment of loans and liabilities from acquisitions	– 2,869	– 30,192
Net cash used in financing activities	**– 2,710**	**– 39,716**
Net change in cash and cash equivalents	**4,211**	**28,894**
Change in cash funds for exchange rate movements, changes in group structure for cash funds	**– 5,475**	**– 3,715**
Net change in cash and cash equivalents	**– 1,264**	**25,179**
Cash and cash equivalents at beginning of period	75,423	50,244
Cash and cash equivalents at end of period	**74,159**	**75,423**

Notes to the cash flow statement

Cash and cash equivalents (€74.159 million) comprise the balance-sheet items cash in hand and bank balances (€53.083 million), plus securities (€21.076 million). Securities include financial investments that can be converted into cash at short notice and that are only subject to immaterial fluctuations in value. In 2002, cash and cash equivalents consisted solely of cash in hand and bank balances.

Net cash from operating activities includes restructuring charges totaling €18.637 million and expenses from decreasing the factoring volume of €24.600 million. The item also includes interest payments totaling €526 thousand, primarily for tax post payments, and interest receipts of €3.992 million.

The change in financial assets is largely attributable to adjustments to securities held to cover the value of employee time accounts (hours worked but not paid) in the case of insolvency.

Other liabilities relating to acquisitions totaling €2.869 million were paid back in full during 2003.

Software AG Pvt. Ltd. (India), which was established as a joint venture in September 2003, was consolidated for the first time. Minority interest totaling €159 thousand is reported under contribution from capital increase.

Segment report

On January 1, 2003, the Software AG Group was reorganized into four geographical regions. The revenue generated by parent company Software AG, R&D companies SAG Pvt. Ltd. (India), SQL Datenbanksysteme GmbH and Software AG R&D Ireland Ltd., and the non-operational intermediate holding company SIH, are almost entirely internal (intercompany). In accordance with the stricter requirements of IAS 14 compared with German accounting standard 3 (DRS 3), these companies have therefore been included in the column headed Development, central functions, consolidation. This means that the current 2003 report already complies with International Financial and Reporting Standards (IFRS), a move originally intended for fiscal 2004.

1.) The Americas segment includes the SAG-USA Group, Software AG (Canada) Inc., Ontario, Software AG S.A. de C.V. Lomas de Chapultepec, Mexico and revenue from sales partners in South America.

2.) Southern and Western Europe consists of SAG-E (including subsidiary SAG-P), SAG-F, SAG-I, SAG-NL (including subsidiaries IC-Group and SAG-MS), and SAG-B.

3.) SAG-UK, SAG-HK, SAG-MAL, SAG-SIN, SAG-TW, SAG-AP, SAG-PHI, SAG-AUS (holding), SAG-AUS, SAG-ZA, SAG-DK, SAG-N, SAG-S, SAG-SF and revenue from sales partners in Japan and South Africa together comprise the Northern Europe and Asia/Pacific region.

4.) Central/Eastern Europe is composed of SAG-D, SAG-ME, SAG-A, SAG-CH, SAG-CS, SAG-TR, SAG-PL, and revenue from the sales partner in Israel.

2002 figures have been adjusted in line with the new segment structure given above.

All intercompany assets and liabilities and all intercompany income and expenses within each segment have been netted against one another.

Segment report
January 1 to December 31, 2003

	Americas	
€ thousands	**2003**	**2002**
Revenue:		
Licenses	34,783	46,144
Maintenance	84,112	90,751
Services – external	16,683	29,028
Services – internal	0	0
Services – total	**16,683**	**29,028**
Others – external	688	782
Others – internal	599	447
Others – total	**1,287**	**1,229**
Total revenue	136,865	167,152
Income:		
Depreciation/amortization	– 1,688	– 2,760
Interest income	5,007	6,905
Interest expenses	– 387	– 432
Net interest	4,620	6,473
Taxes on income	– 11,457	– 10,089
Restructuring charges	– 2,193	– 2,473
Net annual income	19,578	22,611
Balance-sheet items:		
Segment assets	251,734	283,515
Participations	0	0
Investment in long-term segment assets	1,434	1,467
Segment liabilities	28,107	29,983
Average number of employees	509	576

The amount eliminated for segment assets comprises shares in participations, goodwill and receivables from participations.

Segment liabilities comprises all liabilities to participations. The amount eliminated for investment in long-term segment assets results from the consolidation of capital.

	Southern and Western Europe		Northern Europe, Asia/ Pacific, South Africa		Central and Eastern Europe		Central functions, R&D and Consolidation		Total Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	20,879	18,698	26,358	22,989	22,046	25,197	214	- 48	104,280	112,980
	28,153	28,477	37,589	38,811	41,391	42,940	0	- 108	191,245	200,871
	67,420	74,693	7,117	11,578	33,115	44,261	0	0	124,335	159,560
	78	213	12	58	784	1,162	- 874	- 1,433	0	0
	67,498	**74,906**	**7,129**	**11,636**	**33,899**	**45,423**	**- 874**	**- 1,433**	**124,335**	**159,560**
	940	146	219	34	161	148	346	439	2,354	1,549
	4	0	1,791	1,264	8	5	- 2,402	- 1,716	0	0
	944	**146**	**2,010**	**1,298**	**169**	**153**	**- 2,056**	**- 1,277**	**2,354**	**1,549**
	117,474	122,227	73,086	74,734	97,505	113,713	- 2,716	- 2,866	422,214	474,960
	- 1,481	- 1,519	- 763	- 1,058	- 532	- 683	- 24,871	- 25,966	- 29,335	- 31,986
	880	1,095	1,646	1,349	339	562	- 3,880	- 6,199	3,992	3,712
	- 229	- 377	- 782	- 800	- 63	- 138	935	1,230	- 526	- 517
	651	718	864	549	276	424	- 2,945	- 4,969	3,466	3,195
	- 1,081	- 4,608	- 4,616	- 3,202	- 1,526	- 594	16,385	3,598	- 2,295	- 14,895
	- 4,526	- 3,304	- 328	- 1,439	- 10,131	- 4,165	- 23,651	- 6,253	- 40,829	- 17,634
	7,270	8,852	14,823	12,723	- 8,246	3,996	- 36,780	- 14,671	- 3,355	33,511
	114,524	106,290	99,275	91,506	40,297	43,153	- 60,432	- 83,644	445,398	440,820
	724	484	0	0	0	0	0	0	724	484
	3,322	2,340	167	360	1,016	2,441	4,220	7,251	10,159	13,859
	40,986	41,529	33,397	28,506	27,062	24,437	29,705	20,163	159,257	144,618
	841	889	184	219	449	512	861	922	2,844	3,118

A. General disclosures on the consolidated financial statements and on consolidation and accounting policies

The annual financial statements and management report as of December 31, 2003, were prepared in accordance with German statutory requirements.

Consolidated companies

The following affiliated companies are members of the Software AG Group (parent company: Software AG):

a) German-domiciled companies	Stakeholding %	Abbreviation
Software GmbH Marketing, Darmstadt	100	SAG-MK
SAG East GmbH, A Software Company, Darmstadt	100	SAG-ME
SQL Datenbanksysteme GmbH, Berlin	100	SQL
SAG Systemhaus GmbH, Darmstadt	100	SAG-D

b) Companies domiciled outside Germany	Stakeholding %	Abbreviation
Software AG of the United Kingdom Ltd., Derby/UK	100	SAG-UK
with its subsidiary:		
Software AG Belgium S.A., Brussels/Belgium	100	SAG-B
in which Software AG also has a direct stake		
Software AG France S.A., Ivry sur Seine/France	100	SAG-F
Software AG Italia S.p.A, Milan/Italy	100	SAG-I
Software AG Nederland B.V., Amsterdam/The Netherlands	100	SAG-NL
with its subsidiary:		
Software AG Management Services B.V., Nieuwegein/The Netherlands	100	SAG-MS
and an indirect stake in:		
IC-Group B.V., Capelle/The Netherlands	100	IC-Group
Software AG Nordic A/S, Taastrup/Denmark	100	SAG-DK
with its subsidiaries:		
Software AG Norge A/S, Oslo/Norway	100	SAG-N
Software AG Sverige AB, Stockholm/Sweden	100	SAG-S
Oy Software AG Finland, Espoo/Finland	100	SAG-SF
Software AG Österreich, Vienna/Austria	100	SAG-A
Software AG Polska Sp.z o.o., Warsaw/Poland	100	SAG-PL
Software AG s.r.o., Prague/the Czech Republic	100	SAG-CS
Software AG Bilgi Sistemleri Ticaret A.S., Istanbul/Turkey	100	SAG-TR
Softinterest Holding AG, Zug/Switzerland	100	SIH
with its subsidiaries:		
Software Systems AG, Dietikon/Switzerland	100	SAG-CH
Software AG España S.A., Madrid/Spain	100	SAG-E
and an indirect stake in:		
Software AG Portugal Lda., Lisbon/Portugal	100	SAG-P

b) Companies domiciled outside Germany	Stakeholding %	Abbreviation
Software AG, Inc., Reston, VA/USA	100	SAG-USA
with its subsidiaries:		SAG-USA Group
Software AG Technologies, Inc., Delaware/USA	100	
and an indirect stake in:		
Software AG Atlantic, L.L.C., Delaware/USA	100	
Software AG, LLC, San Ramon, CA/USA	100	
and an indirect stake in:		
Software AG Australia (Holdings) Pty. Ltd., Melbourne/Australia	100	SAG-AUS (holding)
with its subsidiary:		
Software AG Australia Pty. Ltd., North Sydney/Australia	100	SAG-AUS
Software AG Funding Corp., Delaware/USA	100	
Software AG International, Inc., Delaware/USA	100	
Software AG (Canada), Inc., Ontario/Canada	100	
Software AG S.A. de C.V. Lomas de Chapultepec/Mexico	100	
SGML Technologies Ltd., London/UK	100	SGML-UK
Software AG R&D Ireland Ltd., Dublin/Ireland	100	SAG-IRL
Software AG (Hong Kong) Ltd./Hong Kong	100	SAG-HK
Software AG (Singapore) Pte. Ltd./Singapore	100	SAG-SIN
with its subsidiary:		
Software AG (Asia Pacific) Support Centre Pte Ltd./Singapore	100	SAG-AP
Software AG (Malaysia) Sdn. Bhd., Kuala Lumpur/Malaysia	100	SAG-MAL
Software AG Philippines Inc., Manila/Philippines	100	SAG-PHI
Software AG Taiwan Ltd., Taipeh/Taiwan	100	SAG-TW
Software AG South Africa (Pty.) Ltd., Rivonia/ South Africa	100	SAG-ZA
Software AG Pvt. Ltd. (India), Pune/India	51	SAG-IN

On August 13, 2003 Software AG and iGATE Global Solutions Limited established a joint venture, Software AG Pvt. Ltd. (India), Pune, Maharashtra, India (SAG India). Software AG holds 51 percent of SAG India equity (€324 thousand). SAG India posted revenue of €102 thousand in 2003, and a net loss of €67 thousand.

The financial statements of Software GmbH Marketing (equity: €38 thousand, 2003 net income: €1 thousand) were not included in the consolidated financial statements in accordance with section 296 (2) of the German Commercial Code, since this company is insignificant and only has a minor influence on the Group's financial position and results of operations.

The list of equity interests is contained in the Notes to the Financial Statements of the parent company.

Fiscal year and consolidation period

The consolidated financial statements were prepared as of December 31, 2003, the balance-sheet date of the parent company. Since all companies included in the consolidated accounts also prepare their financial statements as of this date, there was no need for them to compile interim financial statements.

With the approval of the respective shareholders' meetings, SAG East GmbH, SAG Systemhaus GmbH and SQL Datenbanksysteme GmbH exercised the exemption rule allowed under section 264 (3) clause 4 of the German Commercial Code.

Consolidation principles

The financial statements of the consolidated companies have been prepared in accordance with consistent accounting and valuation principles. With the exception of one company of insignificant size that is therefore not subject to statutory auditing requirements, they have been audited by public accountants, who issued unqualified audit opinions in all cases. The overwhelming majority of the auditors outside Germany are members of BDO International or belong to another reputable international accounting and auditing organization.

Currency translation

The annual financial statements of the subsidiaries prepared in the relevant local currency are translated as follows for the consolidated financial statements:

- Balance-sheet items have been translated at the rates prevailing on the balance-sheet date, with the exception of shareholders' equity and of participations.
- Shareholders' equity of consolidated subsidiaries is translated at the relevant historic rates. The gains and losses in equity resulting from currency variations are aggregated and included as part of the foreign currency translation adjustment. This results in profit brought forward deviating from net income for the previous year.
- Differences between the income figure stated on the income statement (average monthly exchange rates) and on the balance sheet (exchange rates as of the balance-sheet date) for subsidiaries are recognized as currency translation differences.
- Additions, disposals and write-downs for the year given in the statement of fixed asset movements are calculated at the average exchange rates for 2003, starting from the previous year's acquisition and manufacturing costs (as of December 31, 2002), with the year-end positions being translated at the rate prevailing at the balance-sheet date. Any resulting exchange rate differences are given in the statement of fixed asset movements.

Consolidation methods

Statutory full consolidation pursuant to sections 300 ff. of the German Commercial Code (HGB) was applied to the preparation of the consolidated financial statements. As a result, all intercompany assets and liabilities and all intercompany income and expenses were netted.

- Subsidiaries established by Software AG are consolidated on the date they are formed. However, first-time consolidation occurred after the date of foundation for Softinterest Holding AG and its subsidiaries – which were consolidated for the first time in 1994 – as well as for Asian subsidiary SQL and for SAG-IRL.
- In the case of all other companies, the date of acquisition was the date of consolidation.
- The first-time consolidation of all companies was undertaken using the book value method (section 301 (1) sentence 2 clause 1 of the German Commercial Code). Subsequent consolidation is delivered from the figures employed for first-time consolidation.
- Debit balances arising from capital consolidation and relating solely to goodwill from acquisitions from 2001 onwards were carried as assets and will be amortized over ten years. In previous years, goodwill was netted against capital reserves.
- When consolidating debt, currency translation differences were netted against other difference in foreign currency translation adjustment, without affecting the income statement. Other netting differences were treated as income or expense.
- As of December 31, 2003, all outstanding material intercompany services rendered had already been invoiced to customers. This obviated the need to eliminate inter-company profits. By contrast, intercompany sales of intangible assets are corrected through elimination of intercompany profits.

Statement of Fixed Asset Movements

€ thousands	Gross fixed assets: Balance on Jan 1, 2003	Additions	Disposals	Currency translation differences	Balance on Dec 31, 2003
I Intangible assets					
Concessions, industrial and similar rights and assets, licenses in such rights and assets	30,292	1,018	– 539	– 371	30,400
Goodwill	218,245	0	0	0	218,245
	248,537	**1,018**	**– 539**	**– 371**	**248,645**
II Tangible assets					
Land, land rights and buildings, including buildings on third-party land	59,230	1,244	– 216	– 1,870	58,388
Other equipment, operational and office equipment	57,624	6,601	– 15,708	– 2,749	45,768
Assets under construction	0	4	0	0	4
	116,854	**7,849**	**– 15,924**	**– 4,619**	**104,160**
III Financial assets					
Shares in affiliated companies	25	0	0	0	25
Participations	3,997	240	0	0	4,237
Long-term investments	6,429	989	– 272	0	7,146
Other loans	144	63	– 8	0	199
	10,595	**1,292**	**– 280**	**0**	**11,607**
Total	**375,986**	**10,159**	**– 16,743**	**– 4,990**	**364,412**

€ thousands	Accumulated depreciation: Balance on Jan 1, 2003	Additions	Disposals	Currency translation differences	Balance on Dec 31, 2003	Book value: Balance on Dec 31, 2003
I Intangible assets						
Concessions, industrial and similar rights and assets, licenses in such rights and assets	28,741	833	– 336	– 329	28,909	1,491
Goodwill	41,654	21,958	0	0	63,612	154,633
	70,395	**22,791**	**– 336**	**– 329**	**92,521**	**156,124**
II Tangible assets						
Land, land rights and buildings, including buildings on third-party land	33,197	1,738	– 171	– 1,474	33,290	25,098
Other equipment, operational and office equipment	46,657	4,806	– 15,177	– 2,250	34,036	11,732
Assets under construction	0	0	0	0	0	4
	79,854	**6,544**	**– 15,348**	**– 3,724**	**67,326**	**36,834**
III Financial assets						
Shares in affiliated companies	0	0	0	0	0	25
Participations	3,513	0	0	0	3,513	724
Long-term investments	1,145	0	0	0	1,145	6,001
Other loans	0	0	0	0	0	199
	4,658	**0**	**0**	**0**	**4,658**	**6,949**
Total	**154,907**	**29,335**	**– 15,684**	**– 4,053**	**164,505**	**199,907**

Consolidated balance sheets and consolidated income statement

The income statement has been prepared in accordance with section 275 of the German Commercial Code using the nature-of-expense method. The following table summarizes the details that are required to be stated in the balance sheets and the income statement:

I. Balance sheet

€ thousands		2003	2002
a)	Assets		
1)	Trade receivables	122,315	122,160
	of which due in over one year	15,585	20,969
2)	Other assets	6,390	10,395
	of which due in over one year	251	306
b)	Equity and liabilities		
1)	Payments received on account of orders	3,030	2,791
	of which due within one year	3,030	2,791
2)	Trade payables	20,349	11,154
	of which due within one year	16,194	11,154
3)	Liabilities on bills accepted and drawn	2,537	3,395
	of which due within one year	2,537	3,395
4)	Payables to affiliated enterprises	49	47
	of which due within one year	49	47
5)	Other liabilities	15,698	18,488
	of which due within one year	9,091	14,163
	of which due in over five years	207	207
	of which taxes	9,559	7,022
	of which social insurance contributions	4,017	4,525

II. Income statement

€ thousands	2003	2002
Pension costs	5,067	7,469

Valuation principles

Intangible assets and tangible assets are valued at their cost of acquisition, generally less straight-line depreciation and amortization over their standard useful life, in compliance with German commercial law, and at the maximum amount permitted by tax law. In the case of buildings, the declining-balance method of depreciation has been applied in some instances.

Participations and long-term investments are valued at the lower of purchase cost or market value.

Inventories are valued at the cost of acquisition or manufacture. In addition to individual unit costs, the manufacturing costs of work in progress include an appropriate share of overheads and depreciation (section 255 (2) sentences 2 and 3 of the German Commercial Code).

Receivables from software licenses are recognized only if there is a signed contract with the customer, any rights of return have expired and the software has been delivered in accordance with the terms of the contract. Receivables and other assets are carried at their nominal value, unless specific write-downs were necessary to take account of default risks. As in previous years, provision was made for the general default risk by means of a general reserve adjustment. Standard discounts have been applied to take account of receivables with maturities in excess of one year.

Liabilities are stated at their repayment amount. Provisions for pensions are set up on the basis of actuarial rules and tax principles using an interest rate of six percent. Provisions for taxes and other provisions have been set up as deemed necessary and reasonable in accordance with prudent business practice.

Currency translation

Foreign currency income and expenses arising during the year are recorded at the rates prevailing at the time such income is recognized and expenses are incurred. Receivables and liabilities were valued at the rate prevailing at the balance-sheet date, provided that this rate was not higher (in the case of receivables) or lower (in the case of liabilities) than the rate prevailing at the transaction date.

B. Notes to the consolidated balance sheet

(1) Fixed assets
The gross values comprise all assets held at the balance-sheet date.

Intangible assets
The intangible assets relate mainly to goodwill from holdings in SAG-USA Group, the IC-Group in The Netherlands, as well as to software licenses and rights to software programs purchased from third parties.

(2) Tangible assets
Land included in this item primarily refers to land owned by the parent company.

During the fiscal year, approximately €6,601 thousand was invested in other equipment, operational and office equipment – mainly leased IT equipment.

(3) Financial assets
Shares in affiliated companies relate principally to holdings in SAG-MK.

Long-term investments comprise investments in securities funds made to cover the value of employee time accounts in case of insolvency, as required by German legislation, as well as shares in SAP SI AG, Dresden.

Other loans consist of loans made to employees.

Current assets

(4) Inventories
Inventories principally include services relating to customer orders that have not yet been invoiced. These inventories are valued at the cost of manufacture, based on the appropriate hourly rate. Other items disclosed here are finished goods (documentation). Stocks of paper carried under raw materials and supplies have been stated at a standard value wherever possible. Other raw materials and merchandise are stated at acquisition cost.

(5) Receivables
In spite of currency translation effects and a decrease in total revenue for the year, receivables were at a similar level to 2002. This was a result of increased business toward the end of the fourth quarter and the continued decrease in the factoring volume.

Other assets
At the balance-sheet date, this item consisted largely of claims for tax refunds.

(6) Deferred tax

German accounting standard 10 (DRS 109), "Accounting for deferred taxes in consolidated financial statements", which came into force in 2003, was applied for the first time in fiscal 2003.

Deferred taxes were formed for tax loss carryforwards and temporary differences, including differences between values stated on the balance sheet created for tax purposes, and that for commercial purposes.

Deferred taxes were calculated at the expected income tax rate applicable at the projected time of reversal of the relevant deferred taxes.

On the balance-sheet date, deferred taxes were formed for the following items:

€ thousands	
Loss carryforwards	28,117
Receivables and other assets	148
Other provisions	12,183
	40,448
Non-scheduled write-down	(6,600)
	33,848

As of December 31, 2003, loss carryforwards with an unlimited carryforward period totaled €67.500 million for trade tax and €71.566 million for corporation tax.

A non-scheduled write-down was formed to cover the uncertainties inherent to any such planning.

(7) Prepaid expenses

Other prepaid expenses

This item relates primarily to deferred license fees and prepaid rental expenses.

(8) Equity

Development of equity is shown in the development of shareholders' equity chart.

In addition, contingent capital at December 31, 2002 comprised the following amounts:

(1) Up to €3.357 million in up to 1,118,962 no-par value shares, reserved to cover subscription rights granted under the first share option plan (Management Incentive Plan I, MIP I) for Executive Board members and senior executives of Software AG Group. In fiscal 2003, no subscription rights were exercised. As of December 31, 2003, 145,846 subscription rights had been granted under MIP I to Executive Board members and 69,069 to senior executives. However, these rights could not be exercised until after the balance-sheet date.

The options have a term of seven years from the grant date. They can be exercised after a vesting period of 24 months from the grant date, but not earlier than 12 months after the initial public offering. The options can only be exercised once per quarter, following publication of annual, half-yearly or quarterly results.

The exercise price of an option corresponds to the issue price minus a 20 percent discount, but not less than €28.12 (DM 55.00). As the issue price was €30, the minimum price applied.

Options can only be exercised where the following three conditions are met:

(1.1) The Group's income from operations must have increased by 30 percent between 1997 and 1999.

(1.2) The Group's income from operations must have amounted to at least 10 percent of revenue in the year preceding exercise of the option.

(1.3) The share price must be higher than the minimum option exercise price.

(2) Up to €3 million in up to 1 million no-par value shares, reserved to cover subscription rights granted under the second share option plan (Management Incentive Plan II, MIP II) for Executive Board members and senior executives employed by the Software AG Group. None of the beneficiaries were permitted to exercise subscription rights in fiscal 2003. At December 31, 2003, 191,125 subscription rights were granted to Executive Board members, and 294,175 to senior executives, under MIP II. These rights could not be exercised until after the balance-sheet date.

The exercise price corresponds to the average price in the XETRA closing auction on the Frankfurt Stock Exchange over the five trading days preceding the grant date.

Options can only be exercised where the following conditions are met:

(2.1) The Group's revenue in the year preceding exercise of the option was at least 10 percent higher than the previous year.

(2.2) The Group's income from operations amounted to at least 10 percent of the revenue in the year preceding exercise of the option.

The option's term, waiting period and vesting time periods correspond to the conditions described above for MIP I.

(3) Up to €13.515 million in up to 4,505,000 no-par value shares, reserved to grant option rights to holders of warrants from cum-warrant bonds, and to grant conversion options to holders of convertible bonds in accordance with the bonds' terms. The Executive Board is authorized to issue such bonds, with a term of up to 10 years, once or more than once in the period to April 27, 2006, up to a total nominal value of €500 million. The Executive Board did not make use of this authorization in fiscal 2003.

At the balance-sheet date, the Executive Board is further authorized, with the consent of the Supervisory Board, to increase the company's subscribed capital by up to €37.989 million once or more than once in the period to April 27, 2006, by issuing up to 12,663,036 registered shares against cash and/or non-cash contributions (authorized capital). With the exception of the cases detailed below, shareholders will be granted pre-emptive subscription rights.

(1) The Executive Board is authorized to deviate from shareholders' pre-emptive subscription rights with respect to fractional amounts.

(2) The Executive Board is further authorized, with the consent of the Supervisory Board, to deviate from shareholders' pre-emptive subscription rights with respect to capital increases against non-cash contributions effected for the purpose of acquiring participations, holdings, companies or business units.

(3) The Executive Board is also authorized, with the consent of the Supervisory Board, to deviate from shareholders' pre-emptive subscription rights provided that the capital increase against cash effected on the basis of this authorization does not exceed 10 percent of the subscribed capital at the time this authorization is first exercised, and provided that the issue price is not significantly lower than the market value.

(4) Finally, the Executive Board is authorized, with the consent of the Supervisory Board, to deviate from shareholders' pre-emptive subscription rights with respect to a nominal amount not exceeding €6.503 million in order to offer new shares to employees of Software AG and its affiliated companies (in accordance with sections 15 ff. of the German Stock Corporation Act) under an employee share option plan. The new shares can also be transferred to a bank on condition that sale is restricted to entitled persons in accordance with the company's instructions.

During fiscal 2003, the Executive Board did not exercise its power to increase subscribed capital.

Provisions

(9) Provisions for pensions

The provisions for pensions relate exclusively to commitments to certain employees. They are based on the calculations of an actuarial consultant.

The new British pensions accounting standard, FRS 17, requires a change in the way pension assets are valued. This has led to a deficit of €9.885 million in the pension fund operated by SAG UK which is not included on the balance sheet. This deficit represents an indirect financial liability on the part of the Software AG Group and, according to Article 28 of the EGHGB (Introductory Act to the German Commercial Code), does not need to be disclosed on the balance sheet.

(10) Provisions for taxes

Provisions for taxes relate to income and other taxes. These include taxes payable as a result of the current audit by the German tax authorities.

(11) Other provisions

In 2003, other provisions principally comprised provisions for restructuring, accounts payable, vacation and overtime entitlements, bonuses, and impending losses, as well as for unoccupied office space and litigation. The company has formed appropriate provisions for future operating expenses.

Adequate consideration has been given to all risks evident at the balance-sheet date.

Liabilities

(12) Payments received on account of orders

This item chiefly comprises payments received for services relating to customer projects that still have to be invoiced.

(13) Trade payables

The increase in trade payables is primarily a result of a new leasing liability.

(14) Other liabilities

This item relates principally to liabilities associated with tax and social insurance contributions.

(15) Deferred income

This item mainly consists of maintenance income attributable to subsequent years. The decline in this item is attributable to currency translation effects and the decrease in the factoring volume.

Contingent liabilities

Liabilities from warranty agreements:
€5.555 million (€3.590 million in 2002)

Contingent liabilities at the balance-sheet date mainly relate to guarantees provided by banks on behalf of Group companies and liabilities from guarantees to customers.

Other financial commitments

Rental and leasing commitments for the next fiscal year, 2004, amount to €19.082 million. Commitments for future years total €51.364 million.

C. Notes to the consolidated income statement

As in the previous year, the total cost method was applied.

(16) Revenue
Revenue is broken down by business sector and region as shown in the segment report.

(17) Other operating income
Other operating income in the year under review amounted to €24.982 million (€55.789 million in 2002). In the main, this is income from reversed provisions, foreign currency gains, proceeds from the recovery of amounts previously written off as unrecoverable, and rental receipts.

(18) Cost of materials
Cost of raw materials and supplies
The cost of raw materials and supplies principally relates to printing supplies and obligations to external product partners.

Cost of purchased services
In addition to external development work, the cost of purchased services primarily includes the use of external companies for service projects, thus allowing greater flexibility in the Group's cost structure.

(19) Personnel expenses
As a result of restructuring in 2003, personnel expenses fell from €257.974 million to €222.491 million.

(20) Depreciation and amortization of intangible assets and property, plant and equipment
In 2003, this item comprised amortization of goodwill totaling €21.958 million.

(21) Other operating expenses
Other operating expenses in the year under review totaled €160.125 million (€149.189 million in 2002). This figure primarily comprises third-party sales commissions, rental of premises, consulting costs, travel expenses, IT costs, other staff-related costs, and marketing and advertising expenses. Restructuring costs of €40.829 million are also included in this item.

Income attributable to other accounting periods totaled €7.957 million; expense attributable to other accounting periods totaled €0.714 million.

(22) Interest income/expenditure
Due to a net liquidity surplus throughout the entire fiscal year, net interest was positive, at €3.466 million.

(23) Income tax

Income tax is composed as follows:

€ thousands	
Income-related taxes	20,268
Reversal of tax provisions	(4,942)
	15,326

(24) Deferred tax

This item consists of the following:

€ thousands	
Deferred tax income	(13,068)
Deferred tax expense	37
	(13,031)

Deferred tax income results from the reversal of provisions for deferred tax liabilities and additions to deferred tax assets.

Deferred tax income comprises tax expenditure resulting from the write-down of deferred tax assets in the amount of €6.600 million.

The application of German accounting Standard 10 (DRS 10), obligatory for the first time in 2003, resulted in deferred tax income of €10.988 million.

The opening inventory required by DRS 10 to be added to deferred tax assets and liabilities was incorporated in Group equity without influencing income figures.

As of January 1, 2003, the following items were incorporated in Group equity, without influencing income figures, pursuant to DRS 10:

€ thousands	
Deferred tax assets for tax loss carryforwards	13,663
Deferred tax assets for temporary differences between tax and commercial balance-sheet values	10,892
Provisions for deferred taxes	(1,951)
Increase in Group equity	**22,604**

D. Other disclosures

Members of the Supervisory Board:

Frank F. Beelitz
(Chairman)
Independent investment banker
(Beelitz & Cie., Frankfurt am Main)
Place of residence: Bad Homburg v.d.H.
Supervisory Board mandates:
- Member of the Supervisory Board
  Syntec Capital AG, Munich
- Member of the Board of Directors
  Eon Labs, Inc., New York, USA

Karl Heinz Achinger
(Deputy Chairman since October 17, 2003)
Independent management consultant
Place of residence: Seefeld
Pursuant to Section 105 II of the German Stock Corporation Act (AktG), Mr. Achinger's membership of the Supervisory Board was suspended from December 1, 2002, to September 30, 2003, due to his appointment as CEO.
Supervisory Board mandates:
- Chairman of the Supervisory Board
  Magix AG, Munich
- Member of the Supervisory Board
  debitel AG, Stuttgart
- Member of the Supervisory Board (until October 9, 2003)
  Chairman of the Supervisory Board
  (since October 10, 2003)
  Dosch & Amand Systems AG, Munich
- Member of the Supervisory Board
  RWE Systems AG, Dortmund
- Chairman of the Supervisory Board
  Tiscon AG, Neu-Ulm
- Member of the Supervisory Board
  teleson AG, Munich (since July 4, 2003)
- Member of the Supervisory Board
  USU AG, Möglingen (until April 23, 2003)
- Member of the Supervisory Board
  USU-Openshop AG, Neu-Ulm
  (until April 30, 2003)
- Member of the Board
  Augeo Software B.V., Nijkerk/The Netherlands

Dr. Peter Lex
(Deputy Chairman until October 17, 2003)
Lawyer
Dr. Mohren+Partner, Munich
Place of residence: Munich
Supervisory Board mandates: None

Justus Mische
Place of residence: Kelkheim (Taunus)
Supervisory Board mandates:
- Chairman of the Supervisory Board
  Altana AG, Bad Homburg v.d.H.
- Chairman of the Supervisory Board
  B. Braun Melsungen AG, Melsungen
- Chairman of the Supervisory Board
  Hoechst AG, Frankfurt am Main
- Member of the Supervisory Board
  mg-Technologies AG, Frankfurt am Main
  (until June 3, 2003)

Karl-Heinz Hageni
(Employee representative)
Software AG employee
Training/Consulting department
Place of residence: Alsbach-Hähnlein
Supervisory Board mandates: None

Reinhard Springer
(Employee representative)
Software AG employee
Corporate IS department
Place of residence: Fränkisch-Crumbach
Supervisory Board mandates: None

Members of the Executive Board:

Karl-Heinz Streibich
Chief Executive Officer
(since October 1, 2003)
Place of residence: Radolfzell
Supervisory Board mandates: None

Karl Heinz Achinger
Chief Executive Officer
(until September 30, 2003)
Place of residence: Seefeld
Supervisory Board mandates: None

Christian Barrios Marchant
Member of the Executive Board
(since April 9, 2003)
Executive MBA
Place of residence: Tres Cantos, Madrid, Spain
Supervisory Board mandates:
- Member of the Board of Directors
  Visual Century S.A., Barcelona, Spain

Mark Edwards
Member of the Executive Board
(since April 9, 2003)
Place of residence: Buckhurst Hill, Essex, UK
Supervisory Board mandates:
- Member of the Board of Directors
  (Company Secretary)
  Claremont Consulting Ltd., London, UK

Dr. Peter Mossack
Member of the Executive Board
(Deputy Member from February 28 – June 30, 2003, Member since July 1, 2003)
Place of residence: Erzhausen
Supervisory Board mandates: None

Dr. Detlef Purschke
Member of the Executive Board
(until April 11, 2003)
Place of residence: Mainz
Supervisory Board mandates: None

Gary Voight
Member of the Executive Board
(since April 9, 2003)
Place of residence: Reston, VA, USA
Supervisory Board mandates: None

Andreas Zeitler
Member of the Executive Board
Place of residence: Kelkheim/Taunus.
Supervisory Board mandates: None

Arnd Zinnhardt
Member of the Executive Board
Place of residence: Kelkheim/Taunus.
Supervisory Board mandates: None

Remuneration for members of the Software AG Supervisory Board totaled €103 thousand in 2003. Members of the Executive Board received total salaries of €2.140 million. In addition, they received performance-related bonuses of €2.420 million for 2003. Former members of the Executive Board received €805 thousand, of which €313 thousand were reimbursed by an insurance company. Pension provisions for former members of the Executive Board amounted to €1.769 million.

Number of employees

The average number of employees in the Software AG Group in 2003 was 2,844. As of December 31, 2003, the Group had a total workforce of 2,703.

German Corporate Governance Code

In December 2003, the Company issued a declaration of compliance with the German Corporate Governance Code, in accordance with Section 161 of the German Stock Corporation Act (AktG).

Darmstadt, February 26, 2004
Software AG

K.-H. Streibich C. Barrios Marchant

M. Edwards Dr. P. Mossack

G. Voight A. Zeitler

A. Zinnhardt

Auditors' Report

We have audited the annual financial statements, together with the bookkeeping system, of the Software Aktiengesellschaft as well as the consolidated financial statements and its report on the position of the Company and the Group prepared by the Company for the business year from January 1, 2003 to December 31, 2003. The preparation of these documents in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, as well as on the consolidated financial statements and the report on the position of the Company and the Group, based on our audit.

We conducted our audit of the annual and consolidated financial statements in accordance with § 317 HGB and the generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual and the consolidated financial statements in accordance with principles of proper accounting and in the report on the position of the Company and the Group are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual and consolidated financial statements and the report on the position of the Company and the Group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual and the consolidated financial statements and the report on the position of the Company and the Group. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual and the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Company and the Group, respectively, in accordance with principles of proper accounting. On the whole the report on the position of the Company and the Group provides a suitable understanding of the Company's and the Group's position and suitably presents the risks of future development.

Frankfurt am Main, February 26, 2004

BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Schumacher	Braun
Independent Auditor	Independent Auditor

Report of the Supervisory Board

During the year, the Software AG Supervisory Board supervised the performance and activities of management, and monitored Company development and all key business events. The Supervisory Board met six times during fiscal 2003, and at least once per quarter. There was full attendance at all six sessions.

Each meeting involved comprehensive analysis of current business development and discussion of strategy with the Executive Board. In addition, any transactions requiring Supervisory Board sanction to comply with the Articles of Incorporation or with applicable legislation were examined in detail, carefully considered and, where appropriate, approved.

Topics included the current status of Software AG and its subsidiaries, prospects for individual business segments, and the corresponding product, sales, and marketing strategy. The Supervisory Board also received monthly written reports on business development from the Executive Board.

At the beginning of fiscal 2003, the following Supervisory Board committees existed:

- The Committee for Compensation and Succession Issues
- The Stock Options Committee
- The Audit Committee

During 2003, the Supervisory Board decided to restructure its committees. The Stock Options Committee was initially established as a precautionary measure, to carry out duties relating to the exercise of share options for employees. However, it has never convened, as no share options have been exercised since it was established. As a result, the committee has been dissolved, and its duties transferred to the Audit Committee, which was founded by the Supervisory Board in December 2002. In accordance with the German Corporate Governance Code, the Audit Committee has its own Articles of Incorporation.

Both the Committee for Compensation and Succession Issues and the Audit Committee met twice during fiscal 2003.

At the 2003 Annual Shareholders' Meeting, a resolution was passed on Supervisory Board compensation. In line with the suggestions of the German Corporate Governance Code, Supervisory Board remuneration will now take account of committee membership or chairmanship.

The Supervisory Board and Executive Board membership changed as follows during 2003:

Dr. Detlef Purschke, Executive Board member with responsibilities including Professional Services and in-house IT infrastructures, stepped down at the beginning of April 2003. On February 28, 2003, the Supervisory Board appointed Dr. Peter Mossack, longstanding employee and Head of Research and Development, to the Executive Board. Initially a deputy member, Dr. Mossack became a full member of the board on July 1, 2003. The Supervisory

Board strongly believed that, as a cutting-edge software company, Software AG should place greater emphasis on R&D by including an R&D representative on the Executive Board.

Furthermore, the Supervisory Board believed the Executive Board should reflect more accurately the international nature of a company which generates the lion's share of revenue outside Germany. As a result, three Executive Board seats were allocated to Software AG regional managers based abroad. As of April 9, 2003, Christian Barrios Marchant, Mark Edwards and Gary Voight, heads of the three largest national subsidiaries, joined the Executive Board. Mr. Barrios Marchant is in charge of Southern and Western Europe, (core country: Spain); Mark Edwards is regional manager for Northern Europe, Asia Pacific, South Africa, (core country: UK); and Gary Voight is head of the Americas region, (core country: USA). Responsibility for the fourth region, Central and Eastern Europe, (core country: Germany), was allocated to Andreas Zeitler, who already sat on the Executive Board.

Pursuant to Section 105 Subsection 2 of the German Stock Corporation Act (AktG), Karl Heinz Achinger was appointed CEO of the Company by fellow Supervisory Board members for the interim period of December 1, 2002, to September 30, 2003. The provisions of the Act required the suspension of Mr. Achinger's Supervisory Board membership during this time. The Supervisory Board would like to express its gratitude to Mr. Achinger, not only for providing an interim solution to the CEO vacancy, but also for his considerable personal investment, and for the momentum he generated as the Company sought a new strategic direction. The decision to appoint Mr. Achinger as interim CEO after his predecessor's premature departure relieved the Supervisory Board of the need to find an immediate successor, allowing it to appoint the ideal candidate: Karl-Heinz Streibich.

The Supervisory Board appointed Mr. Streibich as member of the Executive Board and CEO, effective October 1, 2003. Mr. Streibich boasts a long and distinguished track record of management positions throughout the IT industry. His most recent role was as member of the T-Systems Executive Board.

On April 29, 2003, Justus Mische was voted onto the Supervisory Board by the Annual Shareholders' Meeting. Mr. Mische had sat on the board since December 2002, after his appointment by the courts.

Dr. Peter Lex assumed the deputy chairmanship of the Supervisory Board while Mr. Achinger served the Company on the Executive Board, filling this role until September 30, 2003. The Supervisory Board has since reassigned this position to Mr. Achinger, effective October 17, 2003. As of this date, Mr. Achinger is also Chairman of the Audit Committee, a role previously held by Justus Mische. By virtue of his office as Chairman of the Supervisory Board, Frank F. Beelitz is Chairman of the Committee for Compensation and Succession Issues.

On December 4, 2003, the Supervisory Board examined in detail the Company's compliance with the German Corporate Governance Code. In close liaison with the Executive Board, wording was agreed for a Declaration of Compliance, contained in this annual report. At the same meeting, the Supervisory Board decided to critically review its effectiveness. Each member answered a series of questions compiled from recommendations for change made by leading German shareholder bodies. The results were then discussed at the meeting of January 30, 2004. No changes to the work of the Supervisory Board or to the way it interacts with the Executive Board were deemed necessary.

In accordance with the wishes of the Annual Shareholders' Meeting, the Supervisory Board confirmed BDO Deutsche Warentreuhand Aktiengesellschaft, Frankfurt am Main, as auditors of the Software AG financial statements and consolidated financial statements for fiscal 2003.

BDO Deutsche Warentreuhand Aktiengesellschaft examined the financial statements and consolidated financial statements as of December 31, 2003, as well as the management report, and these were certified without qualification.

The results of the audit were presented to the Audit Committee, to a plenary session of the Supervisory Board, and to the Executive Board, and were explained in person by the head of the auditing team. The Audit Committee and Supervisory Board studied the results in detail at their respective



Frank F. Beelitz, Chairman of the Supervisory Board

meetings on March 4, 2003. The Supervisory Board concurs with the findings and gives its approval for the financial statements and consolidated financial statements. This completes the sanctioning process. Further, the Supervisory Board accepts the proposal of the Executive Board to carry forward the loss posted in fiscal 2003. The Supervisory Board would like to thank the Executive Board and all Software AG employees for their hard work and commitment during fiscal 2003.

Darmstadt, March 2004

The Supervisory Board
Frank F. Beelitz
Chairman

Members of the Supervisory Board:

Frank F. Beelitz (Chairman)

Karl Heinz Achinger
(Deputy Chairman since October 17, 2003)

Dr. Peter Lex
(Deputy Chairman from December 18, 2002,
to October 17, 2003)

Karl-Heinz Hageni
(employee representative)

Justus Mische

Reinhard Springer
(employee representative)

Further details of Supervisory Board members can be found in the notes to the consolidated financial statements of the Software AG Group.

At a glance

Financial Calendar 2004

April 27	Results Q1 2004
April 30	Annual Shareholders' Meeting
July 29	Results Q2 2004 and half-year report
October 28	Results Q3 2004

Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany
Tel. +49 61 51-92-0
Fax +49 61 51-92-19 33

www.softwareag.com